Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

May 5, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	1st stREIT Office Inc.
Draft Offering Statement on Form 1-A
Submitted March 13, 2017
CIK No. 0001700461

Dear Ms. Gowetski:

This letter is being submitted on behalf of 1st stREIT Office Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on March 13, 2017 (the “Draft Offering Statement”), as set forth in your letter dated April 7, 2017 addressed to Mr. Karsh, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Offering Statement on Form 1-A (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Offering Statement, and page references in the responses refer to Amendment No. 1.

Ms. Jennifer Gowetski

Division of Corporation Finance

May 5, 2017

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

General

1.	Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

RESPONSE: In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its stockholder redemption program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its stockholder redemption program. The Company will contact the Division of Trading and Markets with any questions regarding the stockholder redemption program’s consistency with relief previously granted by the Division of Market Regulation.

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016) or Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

RESPONSE: In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its stockholder redemption program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its stockholder redemption program. Note that at this point in time, the Company has advised that it will not take advantage of the expanded scope of the share repurchase programs that are permitted under the no action letters issued in connection with Blackstone Real Estate Income Trust, Inc. and Rich Uncles NNN REIT, Inc. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the stockholder redemption program’s consistency with relief previously granted by the Division of Corporation Finance.

Ms. Jennifer Gowetski

Division of Corporation Finance

May 5, 2017

Questions and Answers About this Offering, page 1

Q. How do I buy shares

3.	We note your disclosure that investors may purchase shares of your common stock on your website. Please explain why you are not required to register as a broker-dealer under Section 15(a) of the Exchange Act. Please explain how your operations and activities (including offering of securities through your website, soliciting of potential investors, handling of customer funds and securities and/or giving advice to investors) do not require broker-dealer registration and more specifically describe the activities of Direct Transfer in this offering. Please also explain how you and any associated persons are compensated for such activities.

RESPONSE: Referring to Section 15(a) of the Exchange Act, the Company is not required to register as a broker-dealer because the website is merely a communications tool to be used by the Company, its officers, employees and its associated persons in conducting the offering in accordance with Rule 3a4-1, and none of the functionality of the website requires the Company to register as a broker-dealer.

As stated in Exchange Act Release 22172 (June 27, 1985) (“Release 22172”), “the Commission believes that it is also appropriate to include employees of companies or partnerships in a control relationship with the issuer within the scope of [Rule 3a4-1]… While Rule 3a4-1 focuses on the activities of natural persons, it also may have an impact on their employers. For example, if employees of a corporate general partner sell securities of the issuer-limited partnership in compliance with Rule 3a4-1, neither the employees nor the corporate general partner would be required to register as a broker-dealer.”

All associated persons of the Company who participate in the offer and sale of securities in this offering will be officers or employees of the Company or its Sponsor, and shall do so pursuant to the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii).

Specifically, all associated persons of the Company shall limit their activities to the following:

•

Preparing written communications that have been approved by a principal of the Company, or delivering such written communications in a way that does not involve oral solicitation;

•

Responding to inquiries of a potential investor in a communication initiated by the potential purchaser, with responses being limited to information contained in the offering documentation; and

•

Performing ministerial and clerical work involved in effecting any transactions in this offering.

In addition, as the Company associated persons intend to rely on the most stringent exemption contained in Rule 3a4-1 (the “passive sales” exemption of Rule 3a4-1(a)(4)(iii)), “the limited sales activity identified in this [exemption] does not raise significant potential for abuse. Moreover, because the issuer’s potential liability under the securities laws for wrongful conduct of its employees, the issuer has a strong incentive to carefully circumscribe the sales activities of those persons” (Release 22172).

Ms. Jennifer Gowetski

Division of Corporation Finance

May 5, 2017

Finally, no associated person of the Company will be compensated for his or her participation in this offering of securities, either through commissions or other remuneration based directly or indirectly on the offer and sale of the Company’s securities. The salaries of the officers and employees who may participate in the proposed offering are in no way dependent, directly or indirectly, upon the success or failure of the proposed offering by the Company.

Accordingly, neither the Company nor the Sponsor nor their officers or employees (nor their respective associated persons) who may participate in the proposed offering are required to register as brokers as a result of the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii).

In addition, the Company respectfully advises the Staff that the Offering Circular already contains disclosure with respect to the specific activities of Direct Transfer in this offering on pages 148-49 of Amendment No. 1. In particular, please note that such pages describe the types of activities that Direct Transfer will be performing in connection with the offering as well as a breakdown of the fees that Direct Transfer will be receiving.

4.	We note your disclosure that shares of your common stock may be purchased on your website and on other websites. Please revise to identify the other websites on which you may offer your shares and clarify whether these other websites are affiliated with broker- dealers.

RESPONSE: In response to the Staff’s comment, the Company has advised that although it may offer shares on additional websites, the Company has not yet identified any other websites where it expects to offer shares. However, to allow for future flexibility, the Company included disclosure in the Offering Circular that it may offer shares on additional websites. Such websites may or may not be affiliated with broker-dealers. In addition, we have updated the disclosure on page 8 of the Offering Circular to clarify that shares of our common stock may be purchased on our website and that in the future we may also offer shares of our common stock on other websites or through registered broker-dealers.

Our Structure, page 15

5.	Please revise your ownership chart to include the ownership percentages, including the percentage of OP units that you hold.

RESPONSE: In response to the Staff’s comment, the Company has revised the ownership chart on page 15 of Amendment No. 1 to include ownership percentages and the percentage of OP Units held by the Company.

Valuation Policies, page 18

6.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

RESPONSE: Please see Annex A for the template the Company expects to use for future NAV disclosures.

Ms. Jennifer Gowetski

Division of Corporation Finance

May 5, 2017

Estimated Use of Proceeds, page 56

7.	We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please revise to disclose the amount of reimbursable costs incurred to date. In addition, please clarify whether you intend to sell initially through broker-dealers in addition to your website and more specifically describe how your sponsor intends to pay any required commissions, including whether any such amounts would be reimbursable.

RESPONSE: In response to the Staff’s comment, the Company has included the amount of expenses incurred as of March 31, 2017 on page 56 of Amendment No. 1.

In addition, the Company respectfully advises the Staff that the Offering Circular already contains disclosure with respect to the retention of broker-dealers and payment of commissions. For example, in footnote (2) on the cover page, the Company discloses that investors will not pay upfront selling commissions in connection with the purchase of shares of the Company’s common stock, and that although the Company may sell shares of its common stock through registered broker-dealers, any required commissions to the broker-dealers will be paid by the Sponsor and not by the Company or its stockholders.

This disclosure is also contained in footnote (3) on page 57 of Amendment No. 1. However, to further clarify that it is the Sponsor and not the Company that will incur the costs, if any, if the Company decides to sell shares of its common stock through registered broker-dealers, we have added language in the footnotes mentioned above and elsewhere in the Offering Circular that any such amounts that may be paid by the Sponsor will not be reimbursable by the Company to the Sponsor.

Conflicts of Interest and Related Party Transactions, page 77

8.	We note your disclosure that to fund your acquisition in Laumeier, certain investors of the Sponsor Funds will contribute cash into the Operating Partnership in exchange for OP Units. We further note your disclosure that the cash invested into the Operating Partnership, along with proceeds from a new mortgage loan, will be used to acquire Laumeier. Please revise your disclosure to identify the Sponsor Funds and the investors of the Sponsor Funds. In addition, as applicable, please briefly describe how the ownership of OP units by these investors will dilute your ownership in the operating partnership and reduce distributions to you.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it is not yet known which investors in the Sponsor Funds, other than Bruce Karsh, will be investing cash into the Operating Partnership, but none, other than Bruce Karsh, are expected to own more than 5% of the OP units. The Company does not believe it is material to an understanding of the transaction to identify any investors that participate in funding cash into the Operating Partnership other than those that contribute 5% or greater of such cash. The Company advises that Bruce Karsh, the only investor in the Sponsor Funds expected to own more than 5% of the OP units, is disclosed as such on page 76 of Amendment No. 1. The ownership interest held by these OP unitholders will be diluted as the Company sells shares in the offering. In other words, the OP Unitholders and the stockholders will each own their pro rata share of any assets held by the Operating Partnership, including Laumeier, based on the amounts invested in either the OP or the REIT, and will have rights to receive their pro rata portion of any distributions made by the Operating Partnership. At the commencement of the offering, the OP Unitholders will own approximately 99.6% of the Operating Partnership, and will have rights to receive that portion of distributions. As shares of the Company’s common stock are sold in the offering, the new REIT stockholders (and hence the Company) will own a greater percentage of the Operating Partnership and hence the Laumeier investment (and all other assets acquired by the Operating Partnership), and will have rights to receive a corresponding portion of the distributions.

Ms. Jennifer Gowetski

Division of Corporation Finance

May 5, 2017

Certain Conflict Resolution Measures, page 80

Our Policies Relating to Conflicts of Interest, page 80

9.	We note your disclosure that you may not acquire any investments from your manager, your sponsor, their officers or any of their affiliates without the approval from an independent representative. We further note your disclosure that you intend to acquire your initial property, Laumeier, from investment funds managed by your sponsor. Please revise to briefly clarify whether there was any approval or review by an independent representative with respect to the purchase of your initial property.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 1 to clarify that the Company’s disclosure with respect to the independent representative is with respect to all future investments and to affirmatively state that the purchase of its initial property, Laumeier, from investment funds managed by the Sponsor was not approved of or reviewed by an independent representative. As investors will have all material information about Laumeier in the Offering Circular and prior to their decision to invest, the Company respectfully advises that it was not necessary to engage the independent representative for this investment.

Investment Objectives and Strategy, page 82

10.	We note your disclosure throughout that you will acquire and manage a portfolio of commercial real estate properties and that you may also invest in other real estate-related assets. Please disclose your anticipated portfolio composition, including the percentage of assets you anticipate will be invested in real estate properties, securities in other real estate entities, and debt related to properties. Please also state the company’s policy as to the amount or percentage of assets which will be invested in any specific investment. Refer to Item 13 of Form S-11.

RESPONSE: In response to the Staff’s comment, the Company respectfully notes that throughout the Offering Circular (including the cover) it states that the Company will use substantially all of the proceeds to acquire a diversified portfolio of office properties. To a limited extent, the Company may also invest in other real estate related assets. There are no restrictions or limitations contained in the Company’s organizational documents as to any specified percentages of its assets that will be invested in any particular type of property. Nor are there any requirements as to geographic diversification or limits on the amount of proceeds that can be invested in any one property. Indeed, the Offering Circular contains numerous risk factors that address the fact that there are not any specific allocation limitations or restrictions and that the Board may change its targeted investments without the consent of the stockholders (see for example the following risk factors: “We may change our targeted investments and investment guidelines without stockholder consent..”, “We expect to acquire primarily office properties with a focus on markets with favorable risk-return characteristics. If our investments in these geographic areas experience adverse economic conditions, our investments may lose value and we may experience losses,” and “As of the date of this offering circular, we expect that a significant portion of our revenue will be generated from one property.”)

To further clarify that the Board has the flexibility to invest without specific restrictions or limitations on geography, diversification, or otherwise, the Company has added additional disclosure under the heading “Investment Objectives and Strategy – Targeted Investments – Investments in Real Property” a new subsection entitled “Lack of Allocation Requirements” on page 85 of Amendment No. 1.

Ms. Jennifer Gowetski

Division of Corporation Finance

May 5, 2017

Prior Performance Summary, page 98

11.	We note your disclosure throughout your offering statement regarding your Sponsor’s “strong track record.” Please revise to disclose any major adverse business developments experienced in an effort towards providing investors with a balanced and complete overview of your prior performance.

RESPONSE: In response to the Staff’s comment, the Company has advised that as of the date of submission of the Draft Offering Statement (and through the date hereof) there have been no “major adverse business developments” that have been experienced at any of the properties that comprise the assets owned by the two Sponsor Funds discussed in the Prior Performance Summary and Tables. As noted below in response to Comment #15, none of these assets has yet been sold or refinanced such that there have been any realized profits (or losses) to date. On the operating side, all of the Sponsor Fund properties currently are generating positive cash flow after payment of all operating and financing costs. Note that all of these properties were acquired in the 2013-2015 timeframe so they have not suffered some of the downturns experienced by properties acquired prior to the Great Recession.

Transfer Agent and Register, page 109

12.	We note your disclosure under this heading that you will use your existing website to provide notification of the offering. Please tell us if you consider the website to constitute sales materials described by Rule 256 of Regulation A.

RESPONSE: In response to the Staff’s comment, the Company advises that it believes that prior to qualification of the Offering Statement, the website will constitute “testing the waters” solicitation materials as described by Rule 255 [i.e. not 256] of Regulation A. As such, the Company hereby undertakes to file screenshots of the website at such time as the applicable exhibits to the Form 1-A (i.e. Exhibit 13) are required to be filed.

Statements of Revenues and Certain Expenses Years Ended December 31, 2015 and 2014, page F-11

13.	Please update your audited statements of revenues and certain expenses in accordance with Rule 8-06 of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company intends to include in a subsequent filing updated audited statements of revenues and certain expenses for the year ended December 31, 2016 (and will eliminate the 2014 statement as it is no longer required to be presented).

Ms. Jennifer Gowetski

Division of Corporation Finance

May 5, 2017

Appendix A:

Prior Performance Tables

14.	Please revise Appendix A such that your prior performance tables are preceded by a narrative introduction that cross-references the narrative summary in the text and explains the significance of the track record and the tables. Please refer to Industry Guide 5, Instruction 1 to Appendix II.

RESPONSE: In response to Staff’s comment, the Company has included a narrative introduction that precedes the Prior Performance Table. See page A-1.

15.	We note that you have added a line item of “net change in realized and unrealized appreciation on investments” in Table III. Please tell us what you mean by “unrealized appreciation” and explain why you included this line item rather than “profit on sale of properties.”

RESPONSE: In response to Staff’s comment, the Company has determined not to reference “unrealized appreciation” and has instead reverted to “profit on sale of properties” as set forth in Table III.

* * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Jeffrey Karsh at (310) 421-1033.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Jeffrey Karsh, Chief Executive Officer
1st stREIT Office Inc.

David Perechocky, Esq.
Goodwin Procter LLP

Annex A

1ST STREIT OFFICE INC.

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of 1st stREIT Office Inc. and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	Our quarterly net asset value (“NAV”) per share of common stock, including historical share pricing information;

•	the components of NAV as of ____, 20__;

•	[the status of our stockholder redemption program;]* and

•	[our historical share pricing information.]*

_______________________

*as applicable

Quarterly Pricing Supplement

As of ______, 20__, our NAV per share of common stock is $____. This NAV per share of common stock shall be effective through ________, 20__, unless updated to us prior to that time. The NAV that was in effect prior to            , 20    , was $________ per share of common stock.

Components of NAV

The following sets forth the calculation of NAV for our shares of common stock:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	[June 30, 2018]	[September 30, 2018]
ASSETS:
Investments, at fair value	$222	$111
Real estate properties, at fair value	122	61
Loans and debt securities related to real estate, at fair value	50	25
Other real estate-related investments, at fair value	50	25
Non-real estate-related investments, at fair value	0	0
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Payable for securities purchased	$22	$11
Distribution payable	22	11
Accrued interest payable	22	11
Accrued expenses and other liabilities	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Preferred stock, $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	$—	$—
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 10,000 shares issued and outstanding	100	100
Additional paid in capital	700	300
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE, on [_____] shares issued and outstanding [1]	$80.00	$40.00
[1] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on _____, 20__, as the NAV per share price is used to determine the redemption price in certain cases under our stockholder redemption program.________

On _____, 20__, the Company announced that its net asset value per share (“NAV”) as of ____, 20__ is $___ per share of our common stock. This NAV per share of common stock shall be effective until ____, 20__, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our offering circular, our goal is to provide a reasonable estimate of the NAV per share on a quarterly basis. However, the majority of our assets will consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusions we reach or, solely in the case that there is a conflict, the conclusion reached by our independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Our NAV per share will be calculated by our Manager at the end of each fiscal quarter, beginning one year after commencement of the offering using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders.

The per share purchase price of our common stock will continue to be $__ per share, as the per share purchase price shall be the greater of the then-current NAV per share of common stock or $__. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after ____, 20__, unless updated by us prior to that time. Redemptions of shares of common stock shall be made pursuant to our stockholder redemption program based on the then-current NAV per share of common stock.

Historical NAV Information

Below is the quarterly NAV per share of common stock, as determined in accordance with our valuation policies, for each quarter from ____, 20__ to ____, 20__.

Date	NAV Per Share
____, 20__	$__
____, 20__	$__